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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                               SCHEDULE 14D-9/A

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                AMENDMENT NO. 12

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                         SANTA FE PACIFIC CORPORATION
                           (Name of Subject Company)

                         SANTA FE PACIFIC CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          Common Stock - 802183 10 3
                     (CUSIP Number of Class of Securities)

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                              Jeffrey R. Moreland
                   Vice President - Law and General Counsel
                         Santa Fe Pacific Corporation
                              1700 East Golf Road
                        Schaumburg, Illinois 60173-5860
                                (708) 995-6000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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                                   Copy to:
                                Scott J. Davis
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                          Chicago,Illinois 60603-3441
                                (312) 782-0600

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                 Statement in Response to Union Pacific Offer
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     Santa Fe Pacific Corporation ("Santa Fe") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by amendments No. 1 through 11 thereto. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Nature of Solicitation or Recommendation. The Board of Directors of Santa Fe continues to recommend that Santa Fe stockholders do not accept the Union Pacific Offer.

     (b) Reasons for Position. On January 18, 1995 Union Pacific amended the Union Pacific Offer. The amended Union Pacific Offer states that Union Pacific is offering to purchase all outstanding shares of Santa Fe's Common Stock at $18.50 net per share in cash. The amended Union Pacific Offer to Purchase states that the Union Pacific Offer is subject to, among other things, Santa Fe entering into a definitive merger agreement with Union Pacific and at least a majority of the outstanding shares of Santa Fe Common Stock being tendered into the Union Pacific Offer.

     The amended Union Pacific Offer to Purchase also states that Union Pacific will waive the condition that Santa Fe enter into a definitive merger agreement with Union Pacific if (i) at least 90% of the outstanding Santa Fe Common Stock is tendered into the Union Pacific Offer and (ii) if Union Pacific has obtained a favorable informal, non-binding opinion of the ICC staff with respect to, or ICC approval of, an amendment to its voting trust agreement to enable the trustee to take actions to cause Santa Fe to cooperate with Union Pacific in obtaining approval of the ICC of the acquisition of control of Santa Fe.

     On January 22, 1995, the Santa Fe Board of Directors determined that the amended Union Pacific Offer is less favorable for Santa Fe shareholders than the transactions under Santa Fe's amended Merger Agreement with Burlington Northern. In reaching this determination, the Santa Fe Board concluded that a Burlington Northern-Santa Fe combination is an excellent strategic fit, presents substantial long-term benefits because of anticipated increases in operating income from the Merger (which are expected to result from both operating efficiencies and increased revenues) and is likely to receive ICC approval, or approval from any government agency or executive department to which the present ICC jurisdiction over railroad mergers is likely to be

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transferred. The Board also noted that the Santa Fe/Burlington Northern tender offer allows stockholders who wish to do so to receive cash without waiting for regulatory approval, while at the same time the Santa Fe/Burlington Northern Merger Agreement allows stockholders to participate on a tax-free basis in the ownership of the combined company.

  The Board also noted that, in its judgment, given the substantial long-term benefits of a Santa Fe/Burlington Northern Merger, the value of the aggregate consideration available to Santa Fe's stockholders under the Santa Fe/Burlington Northern tender offer and Merger exceeds the value of the consideration available to Santa Fe's stockholders under the amended Union Pacific Offer. The Board further noted that the stock to be received in the Santa Fe/Burlington Northern Merger would be tax-free while the Union Pacific Offer would be a fully taxable transaction.

  The Board also received on January 22, 1995 an oral opinion from its financial advisor, Goldman, Sachs & Co., that the aggregate of the cash and stock consideration to be received by all of the holders of outstanding shares of Santa Fe Common Stock pursuant to the Burlington Northern/Santa Fe tender offer and Merger, considered as a unitary transaction, is fair to such holders.

  Santa Fe's Board of Directors has unanimously approved the Santa Fe/Burlington Northern Merger Agreement, as amended, and recommends that those stockholders who wish to receive cash for a portion of their shares accept the Santa Fe/Burlington Northern tender offer.
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

Exhibit No.          Description
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Exhibit 17           - Letter from Robert D. Krebs to Drew
                       Lewis dated January 22, 1995.

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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 1995                             /s/ Jeffrey R. Moreland
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     (Date)                                  Jeffrey R. Moreland
                                             Vice President - Law
                                             and General Counsel